Via EDGAR	April 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PharmaFrontiers Corp.
Withdrawal of Form SB-2/A, File No. 333-126687

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PharmaFrontiers Corp., a Texas corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form SB-2/A (the “Registration Statement”) (File No. 333-126687) filed on April 10, 2006.

The Registrant is making this request because the Registration Statement was mistakenly filed as a Form SB-2/A rather than a POS AM. The Registrant filed the appropriate POS AM on April 11, 2006 (File No. 333-126687).

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (281) 775-0608 or Michael Blaney of Vinson & Elkins L.L.P., at (713) 758-3487.

Respectfully submitted,

/s/ C.W. Rouse

C. W. Rouse Chief Financial Officer PharmaFrontiers Corp.

2635 N. Crescent Ridge Drive · The Woodlands, Texas · 77381